Exhibit 99.60

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

BRF S.A.
Publicly-Traded Company
CNPJ/MF No. 01.838.723/0001-27
NIRE 42.300.034.240

NOTICE TO SHAREHOLDERS
Tax Treatment of Shareholders in the Context of the Merger of Shares

BRF S.A. (“BRF” or “Company”), following the joint material fact disclosed on this date, which informed about the meetings of the Board of Directors of the Company and of Marfrig Global Foods S.A. (“Marfrig”) that resolved on matters related to the merger of shares issued by BRF by Marfrig (“Merger of Shares”) approved at the Company’s Extraordinary Shareholders’ Meeting held on August 5, 2025 (“Meeting”), the consummation of which is subject to the advent of the Closing Date (as defined in the ” Plan of Merger of BRF S.A. Shares by Marfrig Global Foods S.A”, executed on May 15, 2025, as amended on May 26, 2025 (“Plan of Merger”), and since BRF’s shareholders may be subject to the payment of income tax related to any capital gain within the scope of the Merger of Shares, hereby requests its shareholders not resident in Brazil (“INR”) to provide certain information necessary to comply with the Company’s legal duties under the tax laws and regulations.

1.	Shareholders residing in Brazil. The Company is not responsible for any withholding or collection of taxes levied on the potential gains earned by shareholders residing in Brazil, including individuals and legal entities, investment funds or other entities. Such shareholders may be subject to the incidence of income tax and other taxes, in accordance with the legal and regulatory rules applicable to each category of investor, and these investors must consult their advisors about the applicable taxation and be responsible for the eventual payment of the taxes that are applicable.

2.	Shareholders not resident in Brazil. Under the terms of the applicable legislation and regulations, the Company will be responsible for the collection of the Withholding Income Tax (“IRRF”) related to any capital gain due as a result of the Merger of INR Shares.

The calculation basis for the IRRF will be the capital gain of the respective INR, corresponding to the positive difference, if any, between (i) the value per share of the Company attributed in the exchange ratio within the scope of the Merger of Shares; and (ii) the cost of acquiring the shares issued by the Company of each INR. The IRRF will be collected by the Company in accordance with the legal and regulatory rules applicable to each type of INR, observing the rates from 15% to 22.5%, or the rate of 25% in the event of a shareholder who is resident in a Favorable Tax Jurisdiction (i.e. juridisction that (i) does not impose any tax on income; (ii) imposes income tax at a maximum rate lower than 17%; or (iii) imposes restrictions on the disclosure of ownership composition or securities ownership or does not allow for the identification of the beneficial owners of the earnings that are attributed to non-residents).

In order to enable the calculation of any capital gain, the INRs must complete and deliver electronically to the Company, directly or through its custody agents, the information contained in Exhibit I to this notice to shareholders, containing data on non-resident shareholders, including the cost of acquisition of the shares issued by the Company and their tax residence, and provide the corresponding supporting documentation. The information contained in Exhibit I to this notice to shareholders must be completed and made available by the shareholder through the form to be accessed through the link https://brf.softexpert.com/se/v90262/survey/s.php?token=4be12ca3a0194c66438a73c88c7fb53a&se-guestsession-token=6958d87e6822e64f6f68ef1606138dd2058c.

The information included in the form as acquisition cost must be accompanied by reliable and adequate supporting documentation (e.g., broker statements), which must be attached to the form. Such information and documents must be made available in accordance with the instructions contained herein by 6:00 p.m. (BRT) on September 19, 2025. The Company may, at its sole discretion, request additional information and/or documents whenever it deems necessary for full compliance with its legal obligations as a tax liable.

By providing the information mentioned above, shareholders and their Custody Agents authorize the provision of the information submitted, as well as any additional information that may be subsequently requested by the Company, to the tax authorities in inspection proceedings.

The Company and Marfrig, the latter as the incorporator of the shares issued by the Company, will use the information provided by the INRs (directly or through their custody agents) to calculate the capital gain, and the INR will be responsible for the veracity and completeness of such information and documents. The Company and Marfrig (i) will consider the acquisition cost to be equal to zero for INRs that do not forward the value of the acquisition cost of the shares issued by the Company, or that submit the information and/or supporting documentation in an inadequate, insufficient or untimely manner; and (ii) will apply the 25% rate on the capital gains of INRs that, within the same period, fail to inform their country or dependency of residence or tax domicile, all in accordance with the legislation and regulations of the Federal Revenue Service of Brazil.

The Company and/or Marfrig may charge or offset the amount of IRRF eventually collected by the Company on behalf of the INR against any amounts to be paid by the Company and/or Marfrig, as applicable, to the INR, including, without limitation, the amount of any dividends and/or interest on capital and other proceeds that may be distributed, declared and/or paid by any of the companies, under the terms described in the Plan of Merger.

The Company will keep its respective shareholders and the market informed about the development of the Merger of Shares and other matters hereunder.

São Paulo, September 8, 2025.

BRF S.A.

Fábio Luis Mendes Mariano
Chief Financial and Investor Relations Officer

ANNEX I

ACQUISITION COST INFORMATION1

Name	CPF/CNPJ	Country of tax residence	Classification under the terms of Joint Resolution No. 13, of the CMN and the CVM? (Yes/No)	Acquisition Date	Acquisition Cost per Share (R$)	Number of Shares

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[1]	The information must be sent in xls format. (Excel file), accompanied by the corresponding supporting documentation.

3